[redacted]

SECUR 12012811 SSION

SEC Mail Processing Section

FEB 29 2012

Washington, DC 110

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SEC FILE NUMBER
8- 65327

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. JACKSON BLVD., 20TH FLOOR

(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHERYL POSTON 312-692-5078

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP

(Name – *if individual, state last, first, middle name*)

230 W. MONROE ST., SUITE 330	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRED GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITEC TRADING, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITEC TRADING, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

EQUITEC TRADING, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

CONTENTS

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Equitec Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Trading, LLC (the Company) as of December 31, 2011, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ravid & Bernstein LLP

February 27, 2012

EQUITEC TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 1,165,636
Due from clearing organization	5,124,778
Accounts receivable	363,203
Marketable securities	6,399,225
Note receivable, member	1,300,000
Other	10,000
	$ 14,362,842

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 7,411,642
Accrued expenses	655,082
	8,066,724
Members' Capital	6,296,118
	$ 14,362,842

See Notes to Financial Statements.

EQUITEC TRADING, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Trading income, net	$ 1,995,859	
Execution income, net	2,548,411	
Interest and dividend income:		
Dividend income	154,246	
Credit interest	146,574	
Other income	64,932	
Total Revenues		$ 4,910,022
EXPENSES:		
Payroll	1,661,742	
Interest expense	164,407	
Dividend expense	85,074	
Brokerage	526,735	
Technology	178,982	
Exchange fees and costs	25,893	
Orderflow fees	21,866	
Office and miscellaneous	75,423	
Professional Fees	16,110	
Floor permit fees	258,000	
Total Expenses		3,014,232
NET INCOME		1,895,790
MEMBERS' CAPITAL, BEGINNING OF YEAR		4,692,362
CAPITAL CONTRIBUTIONS		3,954,703
CAPITAL WITHDRAWALS		(4,246,737)
MEMBERS' CAPITAL, END OF YEAR		$ 6,296,118

See Notes to Financial Statements.

EQUITEC TRADING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

OPERATING ACTIVITIES:		
Net income	$ 1,895,790	
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in balance due from clearing organization	5,710,622	
Increase in accounts receivable	(359,609)	
Decrease in marketable securities owned	5,967,792	
Decrease in securities sold, not yet purchased	(9,406,177)	
Increase in accrued expenses	626,752	
Net cash provided by operating activitites		$ 4,435,170
FINANCING ACTIVITIES:		
Loan repaid to member	(2,977,500)	
Capital contributions	3,954,703	
Capital withdrawals	(4,246,737)	
Net cash used in financing activities		(3,269,534)
NET INCREASE IN CASH		1,165,636
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR		$ 1,165,636
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 165,091

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1. Organization:

Equitec Trading, LLC (the Company) was organized under the Limited Liability Company (LLC) Act of Illinois on January 22, 2002. In October 2007, the Company admitted its first Class C members. The Company engages in proprietary trading and market making activities on organized exchanges in the United States. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC). The Company is a member of Chicago Board Options Exchange (CBOE), CBOE Stock Exchange, and CBOE Futures Exchange. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing broker. The company is also in the business of executing brokerage transactions.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative transactions and the related revenue and expenses are recorded on a trade-date basis. All positions in marketable securities and derivatives are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading gains and losses. Fair value is generally based on published market prices. See Note 3 and 5.

The other asset pertains to the Company's Class C limited partnership interest, which represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

The Company is not liable for federal income taxes, as the members recognize their respective shares of income or loss in their individual tax returns. For 2011, the Company is exempt from Illinois Replacement Tax as it qualifies as an Investment Partnership pursuant to guidelines set by the Illinois Department of Revenue. Accordingly, no provision for income taxes has been made in these financial statements. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and asset or liability, respectively, in the current year. For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions.

2. Significant Accounting Policies- continued:

Management has evaluated subsequent events through February 27, 2012, the date on which the financial statements were available to be issued.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These derivative contracts are recorded in the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as defined in FASB ASC 815, Derivatives and Hedging. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

At December 31, 2011 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition:

	Fair Value
Securities and derivatives owned:	
Equity and index options	$ 4,122,375
Options on futures contracts	405
	$ 4,122,780
Securities and derivatives sold, not yet purchased:	
Equity and index options	$ 3,873,376
Options on futures contracts	15,095
	$ 3,888,471

Statement of Operations:

Trading gains and losses, net:	
Futures contracts – equity index	$ (3,551,686)
Options on futures contracts	1,808,023
Index Options	477,423
	$ 2,237,918

For the year ended December 31, 2011, the monthly average number of derivative contracts bought and sold was approximately 51,306.

4. Receivable from and Payable to Clearing Broker:

Receivables from and payables to clearing broker include net receivables and payables for unsettled trades, cash and margin balances held at the clearing broker and open trade equity on futures contracts. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns or pays interest from/to its clearing broker based upon the federal funds rate computed on a daily basis on credit/debit balances. Amounts receivable from and payable to clearing broker at December 31, 2011 consist of cash/margin accounts at the clearing broker totaling $5,124,778.

5. Fair Value of Financial Instruments:

FASB ASC 820 (formerly FAS 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Equity securities owned, at fair value	$2,276,850	$ -	$ -	$2,276,850
Equity options owned, at fair value	4,122,375	-	-	4,122,375
Equity securities sold, not yet purchased, at fair value	3,523,171	-	-	3,523,171
Equity options sold, not yet purchased, at fair value	3,888,471	-	-	3,888,471

5. Fair Value of Financial Instruments- continued:

Substantially all of the Company's assets are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, carrying amounts approximate fair values.

Amounts payable to the clearing broker and securities sold, not yet purchased, are collateralized by cash and securities owned and on deposit with the clearing broker.

6. Guarantees:

Indemnifications: In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, management considers the likelihood of a material loss related to these agreements to be remote.

Other Guarantees: The Company is obligated under a guarantee agreement with Goldman Sachs Execution & Clearing L.P. regarding any losses incurred in the event of severe impairment of assets held at Goldman owned by Equitec Proprietary Markets, LLC (an Affiliate). Management cannot estimate the amount of any potential liability under this guarantee, but feels that the likelihood of a requirement to make payments pursuant to the agreement is remote.

7. Financial Instruments with Off-Balance-Sheet Risk:

In connection with its market-making and proprietary trading activities, the Company enters into various transactions involving derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

7. Financial Instruments with Off-Balance-Sheet Risk- continued:

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2011, at the fair value of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2011.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2011, the Company had net capital of $ 4,353,870, which was $4,253,870 in excess of its required capital.

9. Principal Transaction Revenue:

During 2011, the Company's principal transaction revenues consisted of equity activities (including equity shares, options, and options on stock indexes) totaling $ 2,296,679 and executing brokerage transactions totaling $ 2,548,411.

10. Related Party Transactions:

a) Payroll:

The Company's payroll function is handled exclusively by one of its members, Equitec Group, LLC. Reimbursement payments are made to the member based on the Company's share of payroll-related expenses.

b) Expense Reimbursements:

During 2011, the Company reimbursed Equitec Proprietary Markets, an affiliate, a total of $67,500 for technology fees. The expense is included in the totals for office and technology expenses reported in the statement of operations and changes in members' capital. The Company also reimbursed various other affiliated companies for expenses paid on its behalf.

11. Subsequent Events:

On January 12, 2012, the Company had a capital withdrawal of $1,000,000, and when coupled with other capital withdrawals during the period, represented at least 30% of excess net capital. Proper notification was given to the SEC as required by Rule 15c3-1(e)(1)(i).

EQUITEC TRADING, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 6,296,118
Less:	
Non-allowable assets	(1,488,589)
Fidelity bond charge	(88,000)
Haircuts on securities	(258,661)
Undue concentration	(106,998)
NET CAPITAL	4,353,870
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 4,253,870
EXCESS NET CAPITAL AT 1000%	$ 4,291,285

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 625,851
Ratio: Aggregate indebtedness to Net Capital	14.37% to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Equitec Trading, LLC

In planning and performing our audit of the financial statements of Equitec Specialists, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, various exchanges, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2012

EQUITEC TRADING, LLC

FORM SIPC-7: GENERAL ASSESSMENT RECONCILIATION
(With Accountants' Report Thereon)

YEAR ENDED DECEMBER 31, 2011

RAVID &
BERNSTEIN LLP
Certified Public Accountants

John V. Basso, CPA
Mark T. Jason, CPA
Phillip C. Ravid, CPA
William H. Brock, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Equitec Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Equitec Specialists, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences (if applicable).

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782-4710 ♦ Fax 312/782-4711

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065927 CBOE DEC
EQUITEC TRADING LLC 10*10
111 W JACKSON BLVD 20TH FL
CHICAGO IL 60604-3589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CHERYL POSTON (312)692-5078

2. A. General Assessment (item 2e from page 2) $ 10,304

B. Less payment made with SIPC-6 filed (exclude interest) (3,412)

7/20/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,892

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,892

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,892

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EQUITEC TRADING, LLC
(Name of Corporation, Partnership or other organization)

Cheryl L. Poston
(Authorized Signature)

CONTROLLER
(Title)

Dated the 27 day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2011 and ending DECEMBER 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,743,878
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	85,074
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	85,074
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	472,668
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 234,711	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	234,711
Total deductions	707,379
2d. SIPC Net Operating Revenues	$ 4,121,574
2e. General Assessment @ .0025	$ 10,304 (to page 1, line 2.A.)